                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                   AMENDMENT NO. 1
                                  (FINAL AMENDMENT)
                                          TO
                                    SCHEDULE 13E-4

                            Issuer Tender Offer Statement

                            (Pursuant to Section 13(e)(1)
                       of the Securities Exchange Act of 1934)

                                  ARDEN GROUP, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                  ARDEN GROUP, INC.
--------------------------------------------------------------------------------
                         (Name of Person(s) Filing Statement)

                    Class A Common Stock, par value $.25 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     039762 10 9
--------------------------------------------------------------------------------
                        (CUSIP Number of Class of Securities)

                                  Ernest T. Klinger
                               Chief Financial Officer
                                  Arden Group, Inc.
                              2020 South Central Avenue
                              Compton, California  90220
                                    (310) 638-2842

                                   with a copy to:

                                Irwin G. Barnet, Esq.
                       Sanders, Barnet, Goldman, Simons & Mosk,
                              A Professional Corporation
                         1901 Avenue of the Stars, Suite 850
                            Los Angeles, California  90067
                                    (310) 553-8011
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications
                     on Behalf of the Person(s) Filing Statement)

                                    July 17, 1997
--------------------------------------------------------------------------------
                       (Date Tender Offer First Published, Sent
                            or Given to Security Holders)

Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction Valuation*                  Amount of Filing Fee
              $16,250,000                             $3,125.00
--------------------------------------------------------------------------------

    *Assumes purchase of 250,000 shares at $65.00 per share.

    [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:           $3,125.00
                        -------------------------------------------------------
Form or Registration No.:         Schedule 13E-4
                             --------------------------------------------------
Filing Party:                     Arden Group, Inc.
              -----------------------------------------------------------------
Date Filed:                       July 17, 1997
            -------------------------------------------------------------------

    This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated July 17, 1997, filed by Arden Group, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 250,000 shares of the Company's Class A Common Stock, par value $.25 per share (the "Class A Common Stock"), at $65.00 per share in cash upon the terms and subject to the conditions set forth in the Offering Statement, dated July 17, 1997 (the "Offering Statement"), and related Letter of Transmittal (which together constituted the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Statement.

ITEM 1.  SECURITY AND ISSUER.

    The Offer expired at midnight, local time in New York City, on August 13, 1997. The Company purchased 212,619 shares of the Class A Common Stock (of which 143,013 shares were tendered by City National Bank, as Trustee under the Company's Stock Bonus Plan) at $65.00 per share, for an aggregate purchase price of $13,820,235 pursuant to the Offer.

ITEM 8.  ADDITIONAL INFORMATION.

    (e) On August 15, 1997, the Company issued a press release relating to the Offer, a copy of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 is hereby amended to add thereto the following Exhibit:

    (a)(10)   Form of Press Release, dated August 15, 1997.

                                      SIGNATURE



    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 21, 1997                     ARDEN GROUP, INC.



                                  By: s/ERNEST T. KLINGER
                                     ------------------------------------------
                                     Ernest T. Klinger, Vice
                                     President Finance and
                                     Administration and Chief
                                     Financial Officer

                                    EXHIBIT INDEX

                                          TO

                                    SCHEDULE 13E-4

Exhibit
No.           Item
-------       ----

(a)(10)       Form of Press Release, dated August 15, 1997.